                                   EXHIBIT 21

                  SUBSIDIARIES OF COMMERCE NATIONAL CORPORATION

         As of the date of this report, Commerce National Corporation ("CNC") owned all of the outstanding capital stock of the National Bank of Commerce, a national banking organization and Commerce National Mortgage Company, a Florida corporation established to process residential mortgages which commenced and ceased operations during fiscal year 1988.